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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Ekker, Henry M.		F.N.B. Corporation (FBAN)					###-##-####
	267 Forker Boulevard	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			12/31/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Sharon, PA 16146 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	COMMON													4581.131 (1)		D

	COMMON													16016.741 (2)		D

	COMMON													2361.515 (3)		I		BY TRUST (DEFERRED PLAN)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	STOCK OPTIONS (GRANTED 01/24/1999)		21.03		(4)

	STOCK OPTIONS (GRANTED 04/29/1999)		19.80		(4)

	STOCK OPTIONS (GRANTED 01/23/2000)		20.22		(4)

	STOCK OPTIONS (GRANTED 01/22/2001)		20.66		(4)

	STOCK OPTIONS (GRANTED 01/20/2002)		26.90		01/20/2002				A			1365

			25.62		(4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	01/25/2000	01/24/2009		COMMON STOCK	1670				1670		D

	04/30/2000	04/29/2009		COMMON STOCK	408				408		D

	01/24/2001	01/23/2010		COMMON STOCK	1491				1491		D

	01/23/2002	01/22/2011		COMMON STOCK	1713				1713		D

	01/21/2003	01/20/2012		COMMON STOCK	1365				SEE BELOW

	01/21/2003	01/20/2012		COMMON STOCK	1433				1433		D

Explanation of Responses:

(1) Includes 213.292 shares acquired as a result of a 5% stock dividend on 05/31/2002 and 130.319 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

(2) Includes 690 shares acquired as a result of a 5% stock dividend on 05/31/2002 and 425.809 shares acquired under the F.N.B. Corporation Dividend Reinvestment Plan.

(3) Shares held in trust and deferred under the F.N.B. Corporation Directors' Compensation Plan. Includes 745 shares deferred as a result of a 5% stock dividend on 05/31/2002 and 452.977 shares deferred under the F.N.B. Corporation Dividend Reinvestment Plan.

(4) Represents change in exercise price and number of shares obtainable upon exercise due to a 5% stock dividend on 05/31/2002.

/s/ Henry M. Ekker	12/31/2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.